SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   October 01, 2007

WORDLOGIC CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Nevada	000-32865	88-0422023
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7
(Address of Principal Executive Offices)

(604) 257-3600
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 3 – Securities and Trading Markets

Item 3.02 – Unregistered Sales of Equity Securities

Beginning August 10, 2007 and ending September 27, 2007, we sold 3,273,297 shares of our common stock at a prices ranging from $0.30 to $0.65 per share for a total of $1,191,189 in proceeds. Each of the shares sold includes a warrant. Each Warrant entitles the Subscriber to purchase one additional common share of the Company for a period of 24 months from the date of issuance, at a prices ranging from $0.50 to $1.00 per share.

These shares were sold to twenty one accredited investors of which all but six are foreign investors. Some of the investors are employees of the company. Frank R. Evanshen our CEO and Director did not participate in this offering.

Total sales were under the following terms:

Share Price	Warrant Price	Total Proceeds	Total Shares	Total Warrants
$0.30	$0.50	$ 37,500	125,000	125,000
$0.30	$1.00	$675,689	2,252,297	2,252,297
$0.50	$0.75	$138,000	276,000	276,000
$0.50	$1.00	$210,000	420,000	220,000
$0.65	$1.00	$130,000	200,000	200,000

This private offering we believe to be exempt from registration under Regulation D promulgated under Section 4(2) of the Securities Act. We also believe this private offering to be exempt from registration under Regulation S, as the purchasers were domiciled and transaction occurred outside the United States. The sales of stock were strictly limited to individuals and entities, each of whom was an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act and had adequate access to information pertaining to our Company. Furthermore, no advertisements were made, no commissions were paid and the securities are restricted pursuant to Rule 144.

The company has and will continue to use these proceeds for general business operating expenses which may include salaries to employees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORDLOGIC CORPORATION

Date: October 1, 2007   By: \s\   Frank R. Evanshen, President
                                                                           Frank R. Evanshen
                                                            President, Principal Executive Officer

Date: October 1, 2007   By: \s\   Darrin McCormack, CFO
                                                                           Darrin McCormack
                                                             CFO, Principal Financial Officer